                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                          American Classic Voyages Co.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  024928 10 3
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                                 (CUSIP Number)

                                August 13, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 024928-10-3                  13G                    PAGE 2 OF 11 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        ANDA Partnership (88-0132846)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
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    Number of
                           5       Sole Voting Power

     Shares                        -0-
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   1,060,619
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        -0-
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    1,060,619
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,060,619
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        5.0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP NO. 024928-10-3                  13G                    PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Ann Lurie Revocable Trust U/T/A 12/22/89
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        13,500(1)
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        13,500(1)
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        13,500
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.06%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

(1)  Acting through its sole trustee and sole beneficiary, Ann Lurie.

CUSIP NO. 024928-10-3                  13G                    PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Ann Lurie
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        1,700,676
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   2,008,624
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        1,700,676
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    2,008,624
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,709,300
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        17.6%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO. 024928-10-3                  13G                    PAGE 5 OF 11 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Mark Slezak
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        14,800
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   2,008,624
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        14,800
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    2,008,624
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,023,424
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        9.6%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

ITEM 1(a).     NAME OF ISSUER:

          American Classic Voyages Co.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          Two North Riverside Plaza, Suite 200
          Chicago, Illinois  60606

ITEM 2(a).     NAME OF PERSON FILING:

          This Schedule 13G is being filed by the following:
          (1)  ANDA Partnership ("ANDA");
          (2)  Ann Lurie Revocable Trust U/T/A 12/22/89 ("Lurie Trust");
          (3)  Ann Lurie ("Lurie"); and
          (4)  Mark Slezak ("Slezak").

The above entities are each a "Reporting Person" and collectively are the "Reporting Persons."

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The principal business address for each of the reporting Persons is:

          Two North Riverside Plaza, Suite 1500
          Chicago, Illinois 60606

ITEM 2(c).     CITIZENSHIP:

          Except for Lurie and Slezak, who are each U.S. citizens, each of the Reporting Persons' state of organization is the State of Illinois.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

          The securities reported herein are shares of common stock, par value $.01 per share of the Issuer ("Common Stock").

ITEM 2(e).     CUSIP NUMBER:

          024928 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

          Not applicable.


                               Page 6 of 11 Pages
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ITEM 4.   OWNERSHIP

          The Reporting Persons collectively own beneficially 3,724,100 shares of Common Stock, or 17.6% of the issued and outstanding shares of Common Stock. As Ann Lurie is the sole trustee of Abigail Trust, Andrew Trust, Benjamin Trust, Elizabeth Trust, Jesse Trust and Sara Trust (together the "LFT Trusts"), Mrs. Lurie has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the Common Stock held by each of the LFT Trusts. In the aggregate, the LFT Trusts hold 1,687,176 shares of Common Stock, or 8.0% of the issued and outstanding shares of Common Stock. As Mrs. Lurie and Mark Slezak are co-trustees of AAQ Trust, ABQ Trust, ACQ Trust, ADQ Trust, AEQ Trust, AGQ Trust, AJQ Trust, ANQ Trust, AOQ Trust and ASQ Trust (together, the "QSST Trusts"), Mrs. Lurie and Mr. Slezak share the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Stock held by each of the QSST Trusts. In the aggregate, the QSST Trusts hold 948,005 shares of Common Stock, or 4.5% of the issued and outstanding shares of Common Stock. As Mrs. Lurie and Mr. Slezak are co-trustees of Ann Only Trust, Ann and Children Trust, Ann and Grandchildren Trust, Ann and Descendants Trust, Ann/Jesse Trust, Ann/Sara Trust, Ann/Andrew Trust, Ann/Abigail Trust, Ann/Benjamin Trust and Ann/Elizabeth Trust, which are all of the partners of ANDA, Mrs. Lurie and Mr. Slezak share the power to vote or to direct the vote and the power to dispose of or direct the disposition of the 1,060,619 shares of Common Stock held by ANDA, which stock represents 5.0% of the issued and outstanding shares of Common Stock. The Lurie Trust has the sole power to vote or to direct the vote and the sole power to dispose of or direct the disposition of the 13,500 shares of Common Stock held by the Lurie Trust, acting through its sole trustee and sole beneficiary, Ann Lurie, which stock represents 0.06% of the issued and outstanding shares of Common Stock. Mr. Slezak has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 14,800 shares of Common Stock (assuming the conversion of 14,800 common stock units). Mr. Slezak disclaims ownership of the 2,008,624 shares of Common Stock held by the QSST Trusts and ANDA because the economic benefits with respect to such shares are attributable to other persons.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.



                               Page 7 of 11 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Attached hereto as Exhibit A is a Joint Filing Agreement among ANDA, the Lurie Trust, Lurie and Slezak, who are all members of the group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable

ITEM 10.  CERTIFICATION

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                               Page 8 of 11 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2001

                                        ANDA Partnership

                                        By:  Ann Only Trust, a general partner

                                        /s/ Mark Slezak
                                        --------------------------------------
                                        By:  Mark Slezak
                                        Its: Co-Trustee

                                             and

                                        By:  Ann and Descendants Trust, a
                                             general partner

                                        /s/ Mark Slezak
                                        --------------------------------------
                                        By:  Mark Slezak
                                        Its: Co-Trustee


                                        Ann Lurie Revocable Trust U/T/A 12/22/89


                                        /s/ Ann Lurie
                                        --------------------------------------
                                        By:  Ann Lurie
                                        Its: Trustee

                                        /s/ Ann Lurie
                                        --------------------------------------
                                        Ann Lurie

                                        /s/ Mark Slezak
                                        --------------------------------------
                                        Mark Slezak




                               Page 9 of 11 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     This AGREEMENT is dated as of August 23, 2001, among ANDA Partnership, an Illinois general partnership, Anne Lurie Revocable Trust U/T/A 12/22/89, an Illinois trust, Ann Lurie and Mark Slezak (collectively the "Reporting Persons").

          WHEREAS, the Reporting Persons beneficially own or have the right to acquire shares of common stock, $.01 par value, of American Classic Voyages Co., a Delaware corporation;

          WHEREAS, the parties hereto may be deemed to constitute a "group" for purposes of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended (the "Act"); and

          WHEREAS, each of the parties hereto desire by this Agreement to provide for the joint filing of a Schedule 13G, and all amendments thereto, with the Securities and Exchange Commission.

          NOW, THEREFORE, the parties hereto agree as follows:

     1. The parties hereto will join in the preparation and filing of a single statement containing the information required by Schedule 13G, and all amendments thereto, and the Schedule 13G and all such amendments will be filed on behalf of each party hereto;

     2.   Each party hereto will be responsible for the timely filing of the
          Schedule 13G, and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. No party hereto will be responsible for the completeness or accuracy of the information concerning any other party contained in the
          Schedule 13G or any amendment thereto, except to the extent such party knows or has reason to believe that such information is inaccurate.

     3. This Agreement may be executed in counterparts, all of which when taken together will constitute one and the same instrument.




                              Page 10 of 11 Pages

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.



                                        ANDA Partnership

                                        By:  Ann Only Trust, a general partner

                                        /s/ Mark Slezak
                                        --------------------------------------
                                        By:  Mark Slezak
                                        Its: Co-Trustee

                                             and

                                        By:  Ann and Descendants Trust, a
                                             general partner

                                        /s/ Mark Slezak
                                        --------------------------------------
                                        By:  Mark Slezak
                                        Its: Co-Trustee


                                        Ann Lurie Revocable Trust U/T/A 12/22/89


                                        /s/ Ann Lurie
                                        --------------------------------------
                                        By:  Ann Lurie
                                        Its: Trustee

                                        /s/ Ann Lurie
                                        --------------------------------------
                                        Ann Lurie

                                        /s/ Mark Slezak
                                        --------------------------------------
                                        Mark Slezak



                              Page 11 of 11 Pages